1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +212 698 3599 Fax

March 29, 2012

VIA EDGAR

Bo Howell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Zweig Fund, Inc., File No. 811-04739, and The Zweig Total Return Fund, Inc., 811-05620 (each a “Registrant” or “Fund”)

Dear Mr. Howell:

We are writing in response to comments provided via telephone on March 23, 2012 with respect to a preliminary proxy statement (the “Proxy”) filed with the Securities and Exchange Commission (“SEC”) on March 14, 2012 on behalf of each Registrant. The Registrants have considered your comments and have authorized us to make the responses and changes discussed below to the Proxy on their behalf.

On behalf of the Registrants, set forth below in bold are the SEC staff’s comments along with our responses. 1

Comment 1: Please consider including a table presenting each proposal consistent with Item 22(a)(3)(ii) of Schedule 14A.

Response: We respectfully acknowledge the comment, however, because the Proxy only relates to two Funds and most proposals affect both Funds, we believe that the bullet point list of proposals in the Notice of Annual Meeting of Shareholders includes the substantive information required by Item 22(a)(3)(ii) and clearly presents to shareholders of each Fund the proposals relevant to each Fund.

[1]	Capitalized terms have the same meaning as in the Proxy unless otherwise indicated.

US    Austin    Boston    Charlotte    Hartford     Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco

Silicon Valley    Washington DC    EUROPE    Brussels    Dublin    London     Luxembourg    Moscow    Munich    Paris    ASIA     Beijing    Hong Kong

March 29, 2012 Page 2

Comment 2: With respect to the presentation of information regarding the Directors and officers of each Fund:

a.)	Please present the biographical information required by Item 22(b)(1) in tabular form.

b.)	Please supplement the disclosure regarding each Director’s qualifications for service on the Board consistent with Item 22(b)(3)(ii) of Schedule 14A.

c.)	Please state whether, and if so how, the Nominating Committee considers diversity in identifying nominees for Director, as required by Item 407(c)(2)(vi) of Regulation S-K, which is incorporated into Item 22(b)(15) of Schedule 14A.

Response: With respect to part (a), we respectfully acknowledge the comment; however, we believe that the biographical information presented in the Proxy about each Director and officer satisfies the requirements of Item 22(b)(1) and is more easily understood by a shareholder in its current form than in tabular form. With respect to part (b), the Proxy has been revised accordingly. With respect to part (c), the Proxy states that, in selecting nominees to the Boards, each Fund’s Nominating Committee considers “whether the candidate’s background, skills and experience will complement the background, skills and experience of other nominees and contribute to the diversity of the Board.” We believe this satisfies the requirements of Schedule 14A.

Comment 3: If the changes to the Funds’ strategies and objectives disclosed in connection with Proposal 2.A will subject the Funds to additional risks, please disclose such risks.

Response: The Proxy has been revised accordingly.

Comment 4: If Proposal 2.B is approved by shareholders and each Fund’s investment objective is reclassified as “non-fundamental,” please disclose what notice, if any, shareholders will receive if a Board changes a Fund’s investment objective in the future.

Response: The Proxy currently states: “Each Fund’s shareholders would receive notice – prior to its implementation – of any change to a Fund’s investment objective that has been approved by the Board.”

March 29, 2012 Page 3

Comment 5: With respect to Proposal 3.B, please disclose the types of senior securities a Fund may issue if the Proposal is approved by shareholders. Please disclose any new risks to which the Funds will be subject as a result of the issuance of senior securities.

Response: With respect to Proposals 3.A – 3.K, we note that approval of the Proposals by shareholders does not imply that a Fund will necessarily engage in the activity permitted under the revised fundamental investment restrictions. While Proposal 3.B will permit the issuance of senior securities to a greater extent, the Funds currently have no intention to do so; however, if Proposal 3.B is approved, each Fund does not anticipate issuing senior securities other than possibly margin debt, credit facilities, dollar rolls, reverse repurchase agreements and preferred shares. We have enhanced the disclosure relating to the risks of issuing senior securities in the event that a Fund does so in the future.

Comment 6: We note that the discussion of Proposal 3.C states that the Proposal would permit each Fund to invest in derivatives to the extent permitted by the 1940 Act. In that regard:

a.)	Please explain supplementally how each Fund would value derivatives. Please confirm that the Funds will not use a derivative’s notional value when valuing derivatives.

b.)	Please disclose any new risks to which the Funds will be subjected as a result of the issuance of derivatives.

Response: With respect to part (a), listed derivatives, such as options, that are actively traded are valued based on quoted prices from the exchange and are categorized as Level 1 in the hierarchy, as defined in each Fund’s shareholder reports. Over the counter derivative contracts, which include forward currency contracts and equity linked instruments, are valued based on inputs observed from actively quoted markets and are categorized as Level 2 in the hierarchy, as defined in each Fund’s shareholder reports. The Fund will not use the notional value of a derivative in valuing the derivative.

With respect to part (b), while Proposal 3.C will permit the Funds to invest in derivatives to a greater extent, the Funds currently have no intention to do so; however, we have enhanced the disclosure relating to the risks of issuing derivatives in the event that a Fund does so in the future.

Comment 7: Under the Amended Agreement, the Adviser would receive an annual fee as a percentage of “managed assets,” defined as total assets of a Fund, including any form of investment leverage, minus accrued liabilities of each Fund (other than borrowings or indebtedness constituting financial leverage).

a.)	Please state supplementally whether a Fund’s derivative investments are included in the calculation of “managed assets,” and, if so, how those derivatives will be valued for that purpose.

March 29, 2012 Page 4

b.)	Please provide an all inclusive list of the types of leverage a Fund may use that would be included in the Fund’s “managed assets.”

Response: With respect to part (a), derivatives would be included in the assets/liabilities of a Fund and would therefore be taken into account in calculating managed assets. Each Fund intends that derivatives will be valued for purposes of calculating managed assets as discussed in the response to Comment 6 above. With respect to part (b), the types of leverage that a Fund may use that would be included in the Fund’s definition of “managed assets” would include margin debt, credit facilities, dollar rolls, reverse repurchase agreements and preferred shares.

Comment 8: Please provide a table showing each Fund’s fees under the Current Agreement and pro forma fees under the Amended Agreement.

Response: The Proxy has been revised accordingly; however, we note that neither Fund intends to use leverage on a going forward basis and, therefore, the current and pro forma fees are identical.

Comment 9: Please provide the amount the Adviser would have received during the last fiscal year from each Fund had the proposed fee been in effect. If a Fund did not use leverage during the last fiscal year, please base the fees that the Adviser would have received under the proposed fee on estimated borrowings on a going forward basis.

Response: The Proxy has been revised accordingly; however, we note that the Funds did not use leverage during the fiscal year ended December 31, 2011, and do not intend to use leverage going forward and, therefore, the fees paid to the Adviser would not have been different under the Amended Agreement.

Comment 10: Please provide more detail regarding the factors considered by each Fund’s Board in approving the Amended Agreements. In particular, please provide more detail regarding how each Fund compares with its peer Funds with respect to performance and expenses paid.

Response: The Proxy has been revised accordingly.

*            *            *

Please do not hesitate to contact the undersigned at (212) 698-3526 or Christopher P. Harvey at (617) 728-7167 if you wish to discuss this correspondence further.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai